UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Brian R. Gamache
Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1 NAME OF REPORTING PERSON

Mr. Brian R. Gamache

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a ☐

b ☐

3 SEC USE ONLY _____________________________________________________

4 SOURCE OF FUNDS *

Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gamache is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER:

4,522,776

8 SHARED VOTING POWER:

Mr. Gamache does not share voting power over any shares of the Issuer.

9 SOLE DISPOSITIVE POWER:

534,681

10 SHARED DISPOSITIVE POWER:

Mr. Gamache does not share dispositive power over any shares of the Issuer.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,522,776

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

_____.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 32,014,056 shares of common stock outstanding as of October 18, 2006 as reported in the Issuer’s proxy statement filed October 26, 2006:

13.9%

14 TYPE OF REPORTING PERSON

IN

ITEM 1: SECURITY AND ISSUER

This Schedule 13D ("Schedule") relates to the acquisition of beneficial ownership of common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085.

ITEM 2: IDENTITY AND BACKGROUND

(a) Brian R. Gamache

(b) 800 South Northpoint Blvd., Waukegan, Illinois 60085

(c) Mr. Gamache is the President and Chief Executive Officer and a member of the Board of Directors of WMS Industries Inc. whose principal place of business is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085.

(d) During the last 5 years, Mr. Gamache has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Gamache has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gamache is a citizen of the United States of America.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
44,972 of the shares were awarded as restricted stock by the Issuer as compensation for serving as President and Chief Executive Officer and such restrictions will lapse as to 50% of such shares on December 9, 2006 and 50% on December 9, 2007;

(b)	16,600 of the shares were purchased in the open marking using Mr. Gamache’s personal funds;

(c)
473,109 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Gamache by the issuer as compensation for serving as President and Chief Executive Officer and a director;

(d)
504,195 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Ms. Phyllis Redstone, Mr. Gamache and WMS Industries (the “P. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 1 under Item 7 below; and

(e)
3,483,900 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Mr. Sumner, Mr. Gamache and WMS Industries (the “S. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 2 under Item 7 below.

ITEM 4: PURPOSE OF TRANSACTION

Mr. Gamache’s interest in the Issuer increased because he was named the proxy holder under an amendment to the S. Redstone Voting Proxy Agreement effective November 20, 2006 which agreement and a related agreement are described in more detail under Item 6 below.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

a. Mr. Gamache is the beneficial owner of 4,522,776 shares or 13.9% of the common stock issued and outstanding of the Issuer.

b. Mr. Gamache has sole voting power over 4,522,776 (13.9%) shares and sole dispositive power over 534,681 (1.7%) shares of common stock of the Issuer.

c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

On November 15 and 16, 2006, Mr. Gamache exercised options to acquire 190,002 shares of common stock and then on November 15 and 16, 2006, sold such 190,002 shares. At this time, Mr. Gamache sold an additional 22,485 shares of common stock which shares had been received as restricted stock from the Issuer as compensation for serving as President and Chief Executive Officer and the restrictions thereon had lapsed. Such transactions were effected on the dates and at the prices set forth below:

Title of Security	Date of Transaction	Type of Transaction	Number of Securities	Price
Common Stock	11/15/2006	Exercise of Option	90,002	$8.9375
Common Stock	11/15/2006	Exercise of Option	100,000	$17.3130
Common Stock	11/15/2006	Sale	42,300	$36.25
Common Stock	11/15/2006	Sale	1,200	$36.26

Title of Security	Date of Transaction	Type of Transaction	Number of Securities	Price
Common Stock	11/15/2006	Sale	1,300	$36.27
Common Stock	11/15/2006	Sale	1,600	$36.28
Common Stock	11/15/2006	Sale	7,600	$36.29
Common Stock	11/15/2006	Sale	14,400	$36.30
Common Stock	11/15/2006	Sale	4,600	$36.31
Common Stock	11/15/2006	Sale	1,300	$36.32
Common Stock	11/15/2006	Sale	5,400	$36.33
Common Stock	11/15/2006	Sale	10,300	$36.34
Common Stock	11/15/2006	Sale	8,900	$36.35
Common Stock	11/15/2006	Sale	11,500	$36.36
Common Stock	11/15/2006	Sale	1,200	$36.37
Common Stock	11/15/2006	Sale	1,500	$36.38
Common Stock	11/15/2006	Sale	7,900	$36.39
Common Stock	11/15/2006	Sale	6,100	$36.40
Common Stock	11/15/2006	Sale	200	$36.41
Common Stock	11/15/2006	Sale	1,000	$36.42
Common Stock	11/15/2006	Sale	500	$36.43
Common Stock	11/15/2006	Sale	13,400	$36.44
Common Stock	11/15/2006	Sale	2,200	$36.45
Common Stock	11/15/2006	Sale	900	$36.46
Common Stock	11/15/2006	Sale	2,300	$36.47
Common Stock	11/15/2006	Sale	600	$36.48
Common Stock	11/15/2006	Sale	5,200	$36.49
Common Stock	11/15/2006	Sale	100	$36.50
Common Stock	11/15/2006	Sale	500	$36.52
Common Stock	11/15/2006	Sale	600	$36.59
Common Stock	11/15/2006	Sale	2,300	$36.61
Common Stock	11/15/2006	Sale	800	$36.62
Common Stock	11/15/2006	Sale	3,500	$36.63
Common Stock	11/15/2006	Sale	4,802	$36.64
Common Stock	11/16/2006	Sale	13,600	$36.50
Common Stock	11/16/2006	Sale	300	$36.75
Common Stock	11/16/2006	Sale	500	$36.76
Common Stock	11/16/2006	Sale	200	$36.79
Common Stock	11/16/2006	Sale	1,700	$36.80
Common Stock	11/16/2006	Sale	300	$36.81
Common Stock	11/16/2006	Sale	400	$36.82
Common Stock	11/16/2006	Sale	100	$36.83
Common Stock	11/16/2006	Sale	400	$36.84
Common Stock	11/16/2006	Sale	200	$36.85
Common Stock	11/16/2006	Sale	200	$36.86
Common Stock	11/16/2006	Sale	100	$36.87
Common Stock	11/16/2006	Sale	1,200	$36.88
Common Stock	11/16/2006	Sale	700	$36.89

Title of Security	Date of Transaction	Type of Transaction	Number of Securities	Price
Common Stock	11/16/2006	Sale	200	$36.90
Common Stock	11/16/2006	Sale	1,400	$36.91
Common Stock	11/16/2006	Sale	1,500	$36.92
Common Stock	11/16/2006	Sale	200	$36.93
Common Stock	11/16/2006	Sale	800	$36.94
Common Stock	11/16/2006	Sale	22,485	$36.50

d. N/A

e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

S. Redstone Voting Proxy Agreement. In order for us to manufacture and sell gaming machines in Nevada, our officers and directors are required to be, and have been or are in the process of being, registered, licensed or found suitable by the Nevada gaming authorities. In addition, under applicable Nevada law and administrative procedure, as a greater than 10% stockholder of WMS, Sumner M. Redstone was required to apply, and has an application pending, with the Nevada gaming authorities, for a finding of suitability as a stockholder of WMS. While this application is pending, Mr. Redstone entered into the S. Redstone Voting Proxy Agreement to ensure that the passive investment portion of Mr. Redstone and National Amusements would not change without prior notification of the Nevada State Gaming Control Board and the Nevada Gaming Commission. With the approval of the Nevada gaming authorities, Messrs. Redstone and Nicastro and National Amusements, Inc. agreed to amend the S. Redstone Voting Proxy Agreement, effective November 20, 2006, to substitute Mr. Brian R. Gamache for Mr. Nicastro as proxy holder to vote all shares of Common Stock as the proxy of Mr. Redstone and National Amusements, Inc., at any annual, special or adjourned meeting of the stockholders of the Issuer, including the right to execute consents, certificates or other documents relating to the Issuer that the law of the State of Delaware may permit or require on any and all matters which may be presented to the stockholders of the Issuer.

The S. Redstone Voting Proxy Agreement will expire by its terms on August 24, 2010, unless extended by agreement of the parties or terminated upon 30 days written notice. The S. Redstone Voting Proxy Agreement will be deemed terminated as to any subject matter that will be presented for approval, consent or ratification to the stockholders of the Company if the Issuer fails to give Mr. Redstone and National Amusements, Inc. 45 days notice of such subject matter. The S. Redstone Voting Proxy Agreement will also terminate if Mr. Redstone and National Amusements, Inc. are found suitable as stockholders of the Issuer by the Nevada Gaming Authorities or are no longer subject to the provisions of Nevada gaming laws applicable to holders of more than 10% of the Issuer’s Common Stock. The S. Redstone Voting Proxy Agreement is not applicable to any shares of the Issuer’s Common Stock sold or otherwise disposed of by Mr. Redstone or National Amusement, Inc. to any person who is not an affiliate of Mr. Redstone or National Amusements, Inc. Mr. Redstone and National Amusements, Inc. have agreed to give notice of any sale or disposition to the Chairman of the Nevada State Gaming Control Board within 10 days after such sale or disposition. The description of the S. Redstone Voting Proxy Agreement set forth above is subject to and qualified in its entirety by reference to the S. Redstone Voting Proxy Agreement, a copy of which is annexed hereto as Exhibit 1 under Item 7 hereof and which is incorporated by reference herein.

P. Redstone Voting Proxy Agreement. In November 2002, in connection with Ms. Redstone receiving certain shares of the Issuer’s common stock from her former husband, Mr. Sumner Redstone, pursuant to a settlement of divorce, Ms. Phyllis Redstone entered into the P. Redstone Voting Proxy Agreement. Effective October 18, 2006, under the P. Redstone Voting Proxy Agreement by an amendment thereto, Mr. Gamache succeeded Mr. Neil Nicatro as proxy holder to vote all shares of Common Stock as the proxy of Ms. Redstone at any annual, special or adjourned meeting of the stockholders of the Issuer, including the right to execute consents, certificates or other documents relating to the Issuer that the law of the State of Delaware may permit or require on any and all matters which may be presented to the stockholders of the Issuer.

The S. Redstone Voting Proxy Agreement will expire by its terms on November 8, 2012, unless extended by agreement of the parties or terminated upon 30 days written notice. The P. Redstone Voting Proxy Agreement will be deemed terminated as to any subject matter that will be presented for approval, consent or ratification to the stockholders of the Company if the Issuer fails to give Ms. Redstone 45 days notice of such subject matter. The P. Redstone Voting Proxy Agreement is not applicable to any shares of the Issuer’s Common Stock sold or otherwise disposed of by Ms. Redstone to any person who is not an affiliate of Mr. Redstone or National Amusements, Inc. The description of the P. Redstone Voting Proxy Agreement set forth above is subject to and qualified in its entirety by reference to the P. Redstone Voting Proxy Agreement, a copy of which is annexed hereto as Exhibit 2 under Item 7 hereof and which is incorporated by reference herein.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

S. Redstone Voting Proxy Agreement and amendments thereto are attached hereto as Exhibit 1 and P. Redstone Voting Proxy Agreement and amendment thereto are attached hereto as Exhibit 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2006	/s/ Brian R. Gamache
By: Brian R. Gamache Chief Executive Officer WMS Industries Inc.

Exhibit 1

VOTING PROXY AGREEMENT

THIS VOTING PROXY AGREEMENT (hereinafter this "Agreement"), made and entered this 25th day of August, 1995, by and among WMS Industries Inc., a Delaware corporation, (hereinafter the "Company"), Sumner M. Redstone (hereinafter "Redstone"), National Amusements, Inc. (hereinafter "NAI," and collectively with Redstone the "Shareholders"), and Louis J. Nicastro and Neil D. Nicastro, individuals, as Proxy Holder.

WITNESSETH:

WHEREAS, the Company is a publicly traded corporation with common stock, par value $0.50 per share, traded on the New York Stock Exchange; and,

WHEREAS, as of the date of this Agreement each of the Shareholders owns, either beneficially or of record, the number of shares of the Company's common stock, par value $0.50 per share, as set forth opposite such Shareholder's name on Exhibit A hereto; and,

WHEREAS, the Shareholders are passive investors in the Company, have no representation on the Board of Directors of the Company and have no involvement in the management of the Company; and,

WHEREAS, on August 24, 1995, the Nevada Gaming Commission granted the applications of the Company and its subsidiaries, WMS Games Inc., WMS Gaming Inc., WMS Gaming (Nevada) Inc., and the Proxy Holder for findings of suitability as a registered publicly traded corporation, as registered holding companies, licensure as a manufacturer and distributor of gaming devices, and for licensure or findings of suitability as directors and officers respectively; and,

WHEREAS, Redstone has an application pending with the Nevada State Gaming Control Board and Nevada Gaming Commission for a finding of suitability as a Shareholder of the Company; and,

WHEREAS, the Shareholders have voluntarily decided to grant to the Proxy Holder a voting proxy for all of the shares of common stock of the Company that the Shareholders own beneficially or of record at the time of the licensure, finding of suitability and other approval of the Company and its subsidiaries, officers and directors by the Nevada Gaming Commission; and,

WHEREAS, in order to assure that the passive investment position of the Shareholders relative to the Company will not change without prior notification of the Nevada Gaming Authorities (herein defined), the Shareholders are amenable to entering this Agreement; and,

WHEREAS, the Company, Shareholders and Redstone have the ability to perform under this Agreement; and,

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Unless otherwise stated in this Agreement:

"Affiliate" shall have the meaning ascribed to that term by Section 15.482-3 of the Regulations of the Nevada Gaming Commission.

"Common Stock" means all voting equity securities of the Company beneficially owned by Redstone individually or through his ownership and control of NAI or any other Person.

"Nevada Gaming Authorities" means the Nevada State Gaming Control Board and the Nevada Gaming Commission.

"Nevada Board Chairman" means the chairman of the Nevada State Gaming Control Board or his designee.

"Person" means a natural person, any form of business or social organization and any other nongovernmental legal entity.

"Proxy Holder" means Louis J. Nicastro, Chairman of the Board of Directors of the Company, or in the event Louis J. Nicastro is unable to perform the duties and exercise the rights of Proxy Holder, Neil D. Nicastro, President of the Company.

"Shareholder" means Sumner M. Redstone and National Amusements, Inc.

ARTICLE 2
CREATION AND TERMINATION OF VOTING PROXY

2.1 This Agreement shall not be effective until that day which is ten (10) business days after the date of the Company's registration with the Nevada Gaming Authorities as a publicly traded corporation. The Proxy Holder shall file a copy of this Agreement in the registered office of the Company in Delaware.

2.2 Each Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to confer on the Proxy Holder the power to carry out the provisions of this Agreement, including the execution of new or additional proxies.

2.3 The Shareholders shall be entitled to terminate this Agreement effective thirty (30) calendar days following service of written notice of such termination on the Company, Proxy Holder and the Nevada Board Chairman.

2.4 Except if, and to the extent, terminated pursuant to paragraph 2.3, this Agreement shall remain effective as to any Common Stock of the Company owned beneficially or of record by the Shareholders, other than the Common Stock of the Company previously in such ownership of the Shareholders that is sold or otherwise disposed of in a transfer to a Person that is not an Affiliate of the Shareholders, unless and until:

2.4.1 The Shareholders shall be found suitable as a shareholder of the Company by the Nevada Gaming Authorities pursuant to Nevada Revised Statute 463.643(3); or,

2.4.2 The Shareholders shall not be subject to the provisions of Nevada Revised Statute 463.643(3).

2.5 Failure by the Company to comply with the notice requirement described in paragraph 4.1 hereof shall be deemed an automatic termination of this Agreement as to any subject matter for which such notice was not properly given by the Company.

2.6 Unless sooner terminated as provided in paragraphs 2.3 through 2.5 hereof, this Agreement shall continue in force until ten (10) years from the date hereof (hereinafter the "Voting Proxy Term"). Two years before the expiration of ten (10) years from the date hereof, the parties may agree to extend this Agreement for another ten (10) years.

ARTICLE 3
POWERS, RIGHTS AND DUTIES OF PROXY HOLDER

3.1 Each Shareholder, by this Agreement, with respect to the Common Stock that such Shareholder owns beneficially or of record, does hereby constitute and appoint the Proxy Holder, with full power of substitution, during and for the Voting Proxy Term, as their true and lawful attorney-in-fact and proxy, for and in their name, place and stead, to vote all shares of the Common Stock as the proxy of the Shareholders, at every annual, special or adjourned meeting of the Shareholders of the Company, including the right to sign the Proxy Holder's name as Shareholder to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require on any and all matters which may be presented to the Shareholders of the Company. Actions to be taken by Proxy Holder shall be determined by Proxy Holder in his sole and absolute discretion. Without limiting the foregoing, Proxy Holder may exercise all of the voting rights of the Shareholders, including for example, the right to vote or consent to amendment of the Articles of Incorporation of Company, sale of all corporate assets, mergers, consolidations, reductions of capital and dissolutions, except that Proxy Holder shall not sell, assign or otherwise dispose of the Common Stock. This Agreement shall continue and be applicable with respect to any securities of the Company having any voting rights issued by the Company to the Shareholders in substitution or exchange for, or as a distribution on, the Common Stock of Company.

3.2 Proxy Holder shall serve without compensation as Proxy Holder and will be responsible for the payment of all expenses and charges and to employ and pay such agents and attorneys as Proxy Holder may deem necessary and proper in the performance of his duties under this Agreement.

3.3 In voting the Common Stock, Proxy Holder shall use his best judgment from time to time to the end that the affairs of the Company shall be properly managed. Proxy Holder may cause himself to be elected as director of the Company and Proxy Holder may act as an employee, officer or agent of company and be reasonably compensated for his services in such capacity as fully as though he were not a Proxy Holder.

3.4 Proxy Holder shall not be liable to the Company or the Shareholders for any act or omission of the Proxy Holder, or any agent of the Proxy Holder, or be held to any personal liability whatsoever in tort, contract, or otherwise in connection with the performance of the Proxy Holder's obligations pursuant to this Agreement, except for liabilities arising from the Proxy Holder's bad faith, willful misfeasance or reckless disregard of duty. The Proxy Holder shall not be liable except for the performance of any duties and obligations as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into the Agreement against the Proxy Holder. The Proxy Holder shall not be liable with respect to any action taken or omitted to be taken by the Proxy Holder in good faith. In addition to, and not in limitation of, the foregoing, no successor Proxy Holder shall in any way be liable for the acts or omissions of any Proxy Holder or agent of the Proxy Holder occurring prior to the date on which he became a Proxy Holder.

3.5 Proxy Holder may consult with counsel, auditors or other experts, and the advice or opinion of such counsel, auditors, or other experts shall be full and complete personal protection to the Proxy Holder in respect of any action taken or suffered by the Proxy Holder in good faith and in reliance upon or in accordance with such advice or opinion. In discharging his duties, the Proxy Holder may rely upon financial statements of the Company represented to the Proxy Holder to be correct by the Person having charge of the Company's books of account, or stated in a written report by an independent certified public accountant to present fairly the financial position of the Company. The Proxy Holder may rely, and shall be personally protected in acting upon any instrument, certificate, opinion, report, notice, order or other document of any sort whatsoever delivered to him in connection with this Agreement reasonably believed by him to be genuine.

3.6 The Shareholders, the Proxy Holder and the Company, indemnify and hold harmless the members, employees, and agents of the Nevada Gaming Authorities from any and all losses, liabilities, claims, demands, damages, deficiencies, expenses, including legal fees and other expenses of investigation and defending claims and lawsuits, causes of action or suits which shall be suffered by or arise against the aforesaid parties pursuant to the action or inaction of such parties under this Agreement.

3.7 Proxy Holder shall not resign or cease to act as Proxy Holder until a successor Proxy Holder is licensed or granted exemption from licensing by the Nevada Gaming Authorities. In the event of the death or in the event that Proxy Holder is adjudicated an incompetent, and a guardian or conservator is appointed for his Person, business, assets or estate, and such adjudication is not set aside or reversed or stayed within sixty (60) days from the date of such adjudication, or, in the event of the total physical or mental disability of Proxy Holder which persists for a continuous period of six (6) months, the Board of Directors of the Company shall select a successor Proxy Holder to serve until the termination of this Agreement. The successor Proxy Holder shall be a member of the Company's Board of Directors licensed or found suitable by the Nevada Gaming Authorities or a bank or trust company licensed by the State of Nevada or the United States (hereinafter the "Institutional Proxy Holder"), with capital in excess of $100,000,000.00. The successor Institutional Proxy Holder shall immediately seek exemption from licensing pursuant to the provisions of Nevada Revised Statute 463.175.

ARTICLE 4
POWERS, RIGHTS AND DUTIES OF SHAREHOLDERS

4.1 The Shareholders shall receive from the Company written notice of any subject matter that will be presented for approval, consent or ratification to the Shareholders of the Company at least forty-five (45) calendar days prior to the date on which the Shareholders of the Company shall vote on, or consent to, such subject matter. The Company shall provide a copy of such notice to the Nevada Board Chairman contemporaneous with service of such notice on the Shareholders.

4.2 The terms of this Agreement do not obligate any Person other than the Shareholders, their Affiliates, the Company, and the Proxy Holder and will terminate as to any shares of Common Stock of the Company transferred by Redstone or NAI in accordance with the provisions of paragraph 2.4 hereof.

4.3 The Shareholders shall submit to the Nevada Board Chairman a copy of any report, form or other document filed by Redstone or NAI with the United States Securities and Exchange Commission ("SEC"), relative to the Company contemporaneously with filing such report, form or document with the SEC.

4.4 The Shareholders shall submit to the Nevada Board Chairman written notice within ten (10) business days of the sale or other disposition of the Common Stock or any other securities issued by the Company owned by the Shareholders. The written notice required by this paragraph 4.4 shall specify the type and number of securities involved in a reported transaction, and the consideration provided for the disposition of such securities.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder, jointly and severally, hereby represents and warrants to the Company and the Proxy Holder that such Shareholder is the record or beneficial owner of the shares of Common Stock as set forth in Exhibit A to this Agreement, free and clear of any proxy or voting restrictions other than pursuant to this Agreement.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1 IRREVOCABLE PROXY. Except as provided in paragraphs 2.3 through 2.6 and 4.2 hereof, the proxy created by this Agreement is irrevocable.

6.2 TITLES AND SUBTITLES. Titles of the paragraphs and subparagraphs are placed herein for convenient reference only and shall not to any extent have the effect of modifying, amending or changing the express terms and provisions of this Agreement.

6.3 WORDS AND GENDER OR NUMBER. As used herein, unless the context clearly indicates the contrary, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

6.4 EXECUTION IN COUNTERPART. This Agreement may be executed in any number of counterparts, each of which shall be taken to be an original.

6.5 SEVERABILITY. In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

6.6 EFFECTIVE DATE. This Agreement shall be effective only upon execution by all of the proposed parties.

6.7 WAIVER. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the Person or party against whom charged.

6.8 APPLICABLE LAW. Except as provided in paragraph 6.9 hereof, this Agreement shall be subject to and governed by the laws of the State of Delaware.

6.9 REGULATORY JURISDICTION. This Agreement is subject to the jurisdiction of the Nevada Gaming Authorities and shall be subject to the provisions of Chapter 463 of the Nevada Revised Statutes and the Regulations of the Nevada Gaming Commission in relation to all gaming matters. In this regard, the laws of the State of Nevada shall govern the validity, construction, performance and effect of this Agreement.

6.10 ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties.

6.11 CERTAIN JUDICIAL REMEDIES. The parties to this Agreement acknowledge and agree that irreparable damage would result in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

6.12 NOTICES. Every and all notice required hereunder shall be given by personal service, telecopy transmittal or by overnight courier, to the parties at the following addresses listed in this Agreement; provided, however, any party may change its address by written notice to the other parties:

As to the Company	WMS Industries Inc. 3401 North California Avenue Chicago, Illinois 60618 Attn: Barbara M. Norman Telecopy No.: (312) 961-1020

As to the Proxy Holder	Louis J. Nicastro Neil D. Nicastro 3401 North California Avenue Chicago, Illinois 60618 Telecopy No.: (312) 961-1099

As to Shareholders	Sumner M. Redstone c/o Philippe P. Dauman Executive Vice President Viacom, Inc. 1515 Broadway New York, New York 10036-5794 Telecopy No.: (212) 258-6996

As to Nevada Board Chairman:	William A. Bible State Gaming Control Board 1150 East William Street Carson City, Nevada 89710 Telecopy No.: (702) 687-5817

6.13 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

IN WITNESS WHEREOF, the parties have entered into this Agreement effective as of this 25th day of August, 1995.

WMS Industries Inc. Dated September 21, 1995

By:	/s/ Harold H. Bach, Jr.		/s/ Sumner M. Redstone
	Harold H. Bach, Jr.		Sumner M. Redstone

	/s/ Louis J. Nicastro		National Amusements, Inc.
Louis J. Nicastro

	/s/ Neil D. Nicastro	By:	/s/ Sumner M. Redstone
	Neil D. Nicastro		Sumner M. Redstone

Exhibit A
SCHEDULE OF AFFECTED COMMON STOCK

Name of Stockholder	Number of Shares

Sumner M. Redstone	3,033,800

National Amusements, Inc.	2,895,300

TOTAL:	5,929,100

FIRST AMENDMENT TO VOTING PROXY AGREEMENT

THIS FIRST AMENDMENT TO VOTING PROXY AGREEMENT (the “First Amendment”) is made and entered into this 23rd day of October, 2002, by and among WMS Industries Inc., a Delaware corporation, (the “Company”), Sumner M. Redstone (“Redstone”), National Amusements, Inc. (“NAI”), and Louis J. Nicastro and Neil D. Nicastro, individuals, as Proxy Holder.

Reference is made to the Voting Proxy Agreement made and entered into as of the 25th day of August, 1995, by and among the Company, Redstone, NAI, Louis J. Nicastro and Neil D. Nicastro (the “Voting Proxy Agreement”).

The Voting Proxy Agreement is hereby amended as follows:

1.	Section 3.2 of the Voting Proxy Agreement is hereby amended to read as follows:

3.2
Proxy Holder shall serve without compensation as Proxy Holder. The Company will be responsible for the payment of all expenses and charges incurred by Proxy Holder, including the expenses and charges of such agents and attorneys as Proxy Holder may deem necessary and proper to employ in the performance of his duties under this Agreement.

2.	Section 3.4 of the Voting Proxy Agreement is hereby amended to read as follows:

3.4
Proxy Holder shall not be liable to the Company or the Shareholders for any act or omission of the Proxy Holder, or any agent of the Proxy Holder, or be held to any personal liability whatsoever in tort, contract, or otherwise in connection with the performance of the Proxy Holder’s obligations pursuant to this Agreement. The Proxy Holder shall not be liable except for the performance of any duties and obligations as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into the Agreement against the Proxy Holder. The Proxy Holder shall not be liable with respect to any action taken or omitted to be taken by the Proxy Holder. In addition to, and not in limitation of, the foregoing, no successor Proxy Holder shall in any way be liable for the acts or omissions of any Proxy Holder or agent of the Proxy Holder occurring prior to the date on which he became a Proxy Holder.

3.	Section 3.5 of the Voting Proxy Agreement is hereby amended to read as follows:

3.5
Proxy Holder may consult with counsel, auditors or other experts, and the advice or opinion of such counsel, auditors, or other experts shall be full and complete personal protection to the Proxy Holder in respect of any action taken or suffered by the Proxy Holder in reliance upon or in accordance with such advice or opinion. In discharging his duties, the Proxy Holder may rely upon financial statements of the Company represented to the Proxy Holder to be correct by the Person having charge of the Company’s books of account, or stated in a written report by an independent certified public accountant to present fairly the financial position of the Company. The Proxy Holder may rely, and shall be personally protected in acting upon any instrument, certificate, opinion, report, notice, order or other document of any sort whatsoever delivered to him in connection with this Agreement believed by him to be genuine.

4.	In all other respects, the Voting Proxy Agreement shall remain in full force and effect.

5.	This First Amendment shall be effective upon execution by all of the parties herein.

IN WITNESS WHEREOF, the parties have entered into this First Amendment this 23rd day of October, 2002.

WMS INDUSTRIES INC.

By: /s/ Brian R. Gamache	/s/ Sumner M. Redstone Sumner M. Redstone

/s/ Louis J. Nicastro	NATIONAL AMUSEMENTS, INC.
Louis J. Nicastro

/s/ Neil D. Nicastro	By: /s/ Sumner M. Redstone
Neil D. Nicastro

AMENDMENT TO
VOTING PROXY AGREEMENT

This AMENDMENT TO VOTING PROXY AGREEMENT (this “Amendment”) is entered into as of this 20th day of July, 2005 (“Effective Date”) and amends the Voting Proxy Agreement executed on August 25, 1995 by and between Sumner M. Redstone, an individual (“Redstone”), National Amusements, Inc., a Maryland corporation (“NAI” and collectively with Redstone, the “ Shareholders”), WMS Industries Inc., a Delaware corporation (the “Company”), and Louis J. Nicastro and Neil D. Nicastro, individuals, as amended by that certain First Amendment to Voting Proxy Agreement dated as of October 23, 2002 by and among the Company, the Shareholders, Louis J. Nicastro and Neil D. Nicastro (the “Agreement”).

RECITALS

A. The Agreement will expire in accordance with its terms on August 24, 2005.

B. The parties wish to amend and extend the Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the parties agree as follows:

1.	TERM. Section 2.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Unless sooner terminated as provided in paragraphs 2.3 through 2.5 hereof, this Agreement shall continue in force until midnight, central time, on August 24, 2010 (hereinafter the “Voting Proxy Term”). The parties may agree to further extend this Agreement at any time prior to expiration of the Voting Proxy Term.”

2.	NOTICES. Section 6.12 of the Agreement is hereby deleted in its entirety and replaced with the following:

“All notices or communications hereunder shall be in writing and sent to the following addresses or at such other addresses as the parties may designate from time to time:

If to the Shareholders:
Sumner M. Redstone
c/o National Amusements, Inc.
200 Elm Street
Dedham, MA 02026
Facsimile: 781 461-1412
Attn: Tilly Berman

National Amusements, Inc.
200 Elm Street
Dedham, MA 02026
Facsimile: 781 461-1412
Attn: General Counsel

If to the Company:	WMS Industries Inc. 800 South Northpoint Blvd. Waukegan, Illinois 60085 Facsimile: 847-785-3901 ATTN: General Counsel and Secretary

If to Neil D. Nicastro:	Neil D. Nicastro c/o WMS Industries Inc. 800 South Northpoint Blvd. Waukegan, Illinois 60085 Facsimile: 847-785-3787

If to Nevada Board Chairman:	Dennis K. Neilander, Chairman State Gaming Control Board 1919 E. College Parkway Carson City, NV 89706 Facsimile: 775-687-5817

3.
CONSTRUCTION. Capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement. If any conflict arises between the terms of this Amendment and the terms of the Agreement, this Amendment shall control. Except as otherwise provided in this Amendment, the terms of the Agreement shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which shall constitute an original.

IN WITNESS WHEREOF, the Parties hereto have signed this Amendment as of the day and year first above written.

/s/ Sumner Redstone Sumner Redstone	/s/ Neil D. Nicastro Neil D. Nicastro

National Amusements, Inc. a Maryland corporation	WMS Industries Inc., a Delaware corporation
By: /s/ Richard J. Sherman	By /s/ Brian D. Gamache
Print name: Richard J. Sherman Title: Vice President and Assistant Secretary	Print name: Brian D. Gamache Title: President and Chief Executive Officer

THIRD AMENDMENT TO
VOTING PROXY AGREEMENT

This AMENDMENT TO VOTING PROXY AGREEMENT (this “Amendment”) is entered into as of this 27th day of July, 2006 (“Effective Date”) and amends the Voting Proxy Agreement executed on August 25, 1995 by and between Sumner M. Redstone, an individual (“Redstone”), National Amusements, Inc., a Maryland corporation (“NAI” and collectively with Redstone, the “Shareholders”), WMS Industries Inc., a Delaware corporation (the “Company”), and Louis J. Nicastro and Neil D. Nicastro, individuals, as amended by that certain First Amendment to Voting Proxy Agreement dated as of October 23, 2002 and that certain Amendment to Voting Proxy Agreement dated as of July 20, 2005 (the “Agreement”).

RECITALS

A.  Louis J. Nicastro has previously resigned as Proxy Holder and Neil D. Nicastro wishes to resign as Proxy Holder.

B. The parties wish to amend the Agreement to replace Neil D. Nicastro with Brian R. Gamache as the sole Proxy Holder.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the parties agree as follows:

4.	DEFINITION OF PROXY HOLDER. The definition of “Proxy Holder” in Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Proxy Holder” means Brian R. Gamache, President, Chief Executive Officer, and Director of the Company.”

5.	NOTICES. Section 6.12 of the Agreement is hereby deleted in its entirety and replaced with the following:

“All notices or communications hereunder shall be in writing and sent to the following addresses or at such other addresses as the parties may designate from time to time:

If to the Shareholders:
Sumner M. Redstone
c/o National Amusements, Inc.
200 Elm Street
Dedham, MA 02026
Facsimile: 781-461-1412
Attn: Tilly Berman

National Amusements, Inc.
200 Elm Street
Dedham, MA 02026
Facsimile: 781-461-1412
Attn: General Counsel

If to the Company:	WMS Industries Inc. 800 South Northpoint Blvd. Waukegan, Illinois 60085 Facsimile: 847-785-3901 Attn: General Counsel and Secretary

If to Proxy Holder:	Brian R. Gamache c/o WMS Industries Inc. 800 South Northpoint Blvd. Waukegan, Illinois 60085 Facsimile: 847-785-3787

If to Nevada Board Chairman:	Dennis K. Neilander, Chairman State Gaming Control Board 1919 E. College Parkway Carson City, NV 89706 Facsimile: 775-687-5817

6.
CONSTRUCTION. Capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement. If any conflict arises between the terms of this Amendment and the terms of the Agreement, this Amendment shall control. Except as otherwise provided in this Amendment, the terms of the Agreement shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which shall constitute an original.

IN WITNESS WHEREOF, the Parties hereto have signed this Amendment effective as of the latest date of execution below.

/s/ Sumner Redstone Sumner Redstone	/s/ Neil D. Nicastro Neil D. Nicastro
Date: July 27, 2006	Date: August 17, 2006

/s/ Brian R. Gamache Brian R. Gamache
Date: September 8, 2006

National Amusements, Inc. a Maryland corporation	WMS Industries Inc., a Delaware corporation
By: /s/ Richard J. Sherman	By: /s/ Kathleen J. McJohn
Print name: Richard J. Sherman Title: Vice President and Assistant Secretary	Print name: Kathleen J. McJohn Title: Vice President, Secretary and General Counsel

Date: August 14, 2006	Date: November 20, 2006

Exhibit 2

VOTING PROXY AGREEMENT

THIS VOTING PROXY AGREEMENT (hereinafter this “Agreement”), made and entered this 8th day of November, 2002, by and among WMS Industries Inc., a Delaware corporation, (hereinafter the “Company”), Phyllis G. Redstone (hereinafter “Mrs. Redstone”) and Louis J. Nicastro and Neil D. Nicastro, individuals, as Proxy Holder (as hereinafter defined).

WITNESSEH:

WHEREAS, the Company is a publicly traded corporation with common stock, par value $0.50 per share, traded on the New York Stock Exchange; and,

WHEREAS, the Company is licensed as a manufacturer or distributor of gaming devices; and,

WHEREAS, as of the Effective Date (as hereinafter defined), Mrs. Redstone owns, either beneficially or of record, the number of shares of the Company’s common stock, par value $0.50 per share, as set forth opposite Mrs. Redstone’s name on Exhibit A hereto, or as may be amended in subsequent filings with the United States Securities and Exchange Commission (“SEC”); and,

WHEREAS, Mrs. Redstone is a passive investor in the Company, has no representation on the Board of Directors of the Company and has no involvement in the management of the Company; and,

WHEREAS, Mrs. Redstone has voluntarily decided to grant to the Proxy Holder a voting proxy for all of the shares of common stock of the Company that Mrs. Redstone owns beneficially or of record as set forth opposite Mrs. Redstone’s name on Exhibit A hereto, or as may be amended in subsequent filings with the SEC; and,

WHEREAS, in order to assure that the passive investment position of Mrs. Redstone relative to the Company will not change without prior notification to the applicable Gaming Authorities (as hereinafter defined), Mrs. Redstone is amenable to entering this Agreement; and,

WHEREAS, the Company, the Proxy Holders and Mrs. Redstone have the ability to perform under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Unless otherwise stated in this Agreement:

“Affiliate” shall have the meaning ascribed to that term by Section 15.482-3 of the Regulations of the Nevada Gaming Commission.

“Common Stock” means all voting equity securities of the Company beneficially owned by Mrs. Redstone individually or through her ownership and control of any other Person.

“Effective Date” is the date first above written. It is the intention of the parties that this Voting Proxy will include the voting of the shares at the Company’s Annual Meeting of Shareholders to be held on November 14, 2002.

“Gaming Authorities” means any gaming regulatory jurisdiction within which the Company or its subsidiaries are licensed or otherwise authorized to do business.

“Person” means a natural person, any form of business or social organization and any other nongovernmental legal entity.

“Proxy Holder” means Louis J. Nicastro, Chairman of the Board of Directors of the Company, or, in the event Louis J. Nicastro is unable to perform the duties and exercise the rights of Proxy Holder, Neil D. Nicastro, member of the Board of Directors of the Company.

ARTICLE 2
CREATION AND TERMINATION OF VOTING PROXY

2.1 The Proxy Holder shall file a copy of this Agreement in the registered office of the Company in Delaware.

2.2 Mrs. Redstone shall perform such further acts and execute such further documents and instruments as may reasonably be required to confer on the Proxy Holder the power to carry out the provisions of this Agreement, including the execution of new or additional proxies.

2.3 Mrs. Redstone shall be entitled to terminate this Agreement effective thirty (30) calendar days following service of written notice of such termination on the Company, Proxy Holder and the applicable Gaming Authorities.

2.4 Except if, and to the extent, terminated pursuant to paragraph 2.3, this Agreement shall remain effective as to any Common Stock, other than the Common Stock previously in such ownership of Mrs. Redstone that is sold or otherwise disposed of in a transfer to a Person that is not an Affiliate of Mrs. Redstone.

2.5 Failure by the Company to comply with the notice requirement described in paragraph 4.1 hereof shall be deemed an automatic termination of this Agreement as to any subject matter for which such notice was not properly given by the Company.

2.6 Unless sooner terminated as provided in paragraphs 2.3 through 2.5 hereof, this Agreement shall continue in force until ten (10) years from the date hereof (hereinafter the “Voting Proxy Term”). Two (2) years before the expiration of ten (10) years from the date hereof, the parties may agree to extend this Agreement for another ten (10) years.

ARTICLE 3
POWERS, RIGHTS AND DUTIES OF PROXY HOLDER

3.1 As of the Effective Date of this Agreement, Mrs. Redstone, by this Agreement, with respect to the Common Stock, does hereby constitute and appoint the Proxy Holder, with full power of substitution, during and for the Voting Proxy Term, as her true and lawful attorney-in-fact and proxy, for and in their name, place and stead, to vote all shares of the Common Stock as the proxy of Mrs. Redstone, at every annual, special or adjourned meeting of the shareholders of the Company, including the right to sign the Proxy Holder’s name as Mrs. Redstone to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require on any and all matters which may be presented to the shareholders of the Company. Actions to be taken by Proxy Holder shall be determined by Proxy Holder in his sole and absolute discretion. Without limiting the foregoing, Proxy Holder may exercise all of the voting rights of Mrs. Redstone, including for example, the right to vote or consent to amendment of the Certificate of Incorporation of Company, sale of all corporate assets, mergers, consolidations, reductions of capital and dissolutions, except that Proxy Holder shall not sell, assign or otherwise dispose of the Common Stock. This Agreement shall continue and be applicable with respect to any securities of the Company having any voting rights issued by the Company to Mrs. Redstone in substitution or exchange for, or as a distribution on, the Common Stock.

3.2 Proxy Holder shall serve without compensation as Proxy Holder. The Company will be responsible for the payment of all expenses and charges incurred by Proxy Holder, including the expenses and charges of such agents and attorneys as Proxy Holder may deem necessary and proper to employ in the performance of his duties under this Agreement.

3.3 In voting the Common Stock, Proxy Holder shall use his best judgment from time to time to the end that the affairs of the Company shall be properly managed. Proxy Holder may cause himself to be elected as director of the Company and Proxy Holder may act as an employee, officer or agent of the Company and be reasonably compensated for his services in such capacity as fully as though he were not a Proxy Holder.

3.4 Proxy Holder shall not be liable to the Company or Mrs. Redstone for any act or omission of the Proxy Holder, or any agent of the Proxy Holder, or be held to any personal liability whatsoever in tort, contract, or otherwise in connection with the performance of the Proxy Holder’s obligations pursuant to this Agreement, except for liabilities arising from the Proxy Holder’s bad faith, willful misfeasance or reckless disregard of duty. The Proxy Holder shall not be liable except for the performance of any duties and obligations as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into the Agreement against the Proxy Holder. The Proxy Holder shall not be liable with respect to any action taken or omitted to be taken by the Proxy Holder in good faith. In addition to, and not in limitation of, the foregoing, no successor Proxy Holder shall in any way be liable for the acts or omissions of any Proxy Holder or agent of the Proxy Holder occurring prior to the date on which he became a Proxy Holder.

3.5 Proxy Holder may consult with counsel, auditors or other experts, and the advice or opinion of such counsel, auditors, or other experts shall be full and complete personal protection to Proxy Holder in respect of any action taken or suffered by the Proxy Holder in good faith and in reliance upon or in accordance with such advice or opinion. In discharging his duties, the Proxy Holder may rely upon financial statements of the Company represented to the Proxy Holder to be correct by the Person having charge of the Company’s books of account, or stated in a written report by an independent certified public accountant to present fairly the financial position of the Company. The Proxy Holder may rely, and shall be personally protected in acting upon any instrument, certificate, opinion, report, notice, order or other document of any sort whatsoever delivered to him in connection with this Agreement reasonably believed by him to be genuine.

3.6 Proxy Holder shall not resign or cease to act as Proxy Holder until a successor Proxy Holder is appointed by the Company’s Board of Directors. In the event of the death or in the event that Proxy Holder is adjudicated an incompetent, and a guardian or conservator is appointed for his person, business, assets or estate, and such adjudication is not set aside or reversed or stayed within sixty (60) days from the date of such adjudication, or, in the event of the total physical or mental disability of Proxy Holder which persists for a continuous period of six (6) months, the Board of Directors of the Company shall select a successor Proxy Holder to serve until the termination of this Agreement. The successor Proxy Holder shall be a member of the Company’s Board of Directors or a bank or trust company licensed by the United States (hereinafter the “Institutional Proxy Holder”), with capital in excess of $100,000,000.00.

ARTICLE 4
POWERS, RIGHTS AND DUTIES OF MRS. REDSTONE

4.1 Mrs. Redstone shall receive from the Company written notice of any subject matter that will be presented for approval, consent or ratification to the shareholders of the Company at least forty-five (45) calendar days prior to the date on which the shareholders of the Company shall vote on, or consent, to such subject matter.

 4.2 The terms of this Agreement do not obligate any Person other than Mrs. Redstone, her Affiliates, the Company, and the Proxy Holder and will terminate as to any shares of Common Stock of the Company transferred by Mrs. Redstone in accordance with the provisions of paragraph 2.4 hereof.

4.3 Mrs. Redstone shall submit to the Company a copy of any report, form or other document filed by Mrs. Redstone with the SEC, relative to the Company contemporaneously with filing such report, form or document with the SEC.

4.4 Mrs. Redstone shall submit to the Company written notice within ten (10) business days of the sale or other disposition of the Common Stock or any other securities issued by the Company owned by Mrs. Redstone. The written notice required by this paragraph 4.4 shall specify the type and number of securities involved in a reported transaction, and the consideration provided for the disposition of such.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF MRS. REDSTONE

Mrs. Redstone hereby represents and warrants to the Company and the Proxy Holder that she is the record or beneficial owner of the shares of Common Stock as set forth in Exhibit A, or as amended in subsequent filings with the SEC, to this Agreement, free and clear of any proxy or voting restrictions other than pursuant to this Agreement.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1 Irrevocable Proxy. Except as provided in paragraphs 2.3 through 2.6 and 4.2 hereof, the proxy created by this Agreement is irrevocable.

6.2 Titles and Subtitles. Titles of paragraphs and subparagraphs are placed herein for convenient reference only and shall not to any extent have the effect of modifying, amending or changing the express terms and provisions of this Agreement.

6.3 Words and Gender or Number. As used herein, unless the context clearly indicates the contrary, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

6.4 Execution in Counterpart. This Agreement may be executed in any number of counterparts, each of which shall be taken to be an original.

6.5 Severability. In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

6.6 Effective Dates. This Agreement shall be effective only upon the execution by all of the proposed parties.

6.7 Waiver. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the person or party against whom charged.

6.8 Applicable Law. Except as provided in paragraph 6.9 hereof, this Agreement shall be subject to and governed by the laws of the State of Delaware.

6.9 Regulatory Jurisdiction. This Agreement is subject to the jurisdiction of the applicable Gaming Authorities.

6.10 Entire Agreement. This Agreement contains the entire agreement between the parties.

6.11 Certain Judicial Remedies. The parties to this Agreement acknowledge and agree that irreparable damage would result in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

6.12 Notices. Every and all notice required hereunder shall be given by personal service, telecopy transmittal or by overnight courier, to the parties at the following addresses listed in this Agreement; provided, however, any party may change its address by written notice to the other parties.

As to the Company:	WMS Industries Inc.
800 South Northpoint Boulevard
Waukegan, IL 60085
Attn: Orrin J. Edidin
Telecopy No.: (847) 785-3789

As to the Proxy Holder:	Louis J. Nicastro
Neil D. Nicastro
800 South Northpoint Boulevard
Waukegan, IL 60085
Telecopy No.: (847) 785-3787

As to Mrs. Redstone:	Mrs. Phyllis G. Redstone
c/o Leonard L. Lewin, Esq.
Gadsby Hannah LLP
225 Franklin Street
Boston, MA 02110
Telecopy No.: (617) 345-7050

6.13 Assignment. This Agreement shall not be assigned by operation of law or otherwise.

IN WITNESS WHEREOF, the parties have entered into this Agreement effective this 8th day of November, 2002.

WMS INDUSTRIES INC.

By:	/s/ Brian R. Gamache	/s/ Phyllis G. Redstone
	Brian R. Gamache President and Chief Executive Officer	Phyllis G. Redstone

/s/ Louis J. Nicastro
Louis J. Nicastro

/s/ Neil D. Nicastro
Neil D. Nicastro

Exhibit A
SCHEDULE OF AFFECTED COMMON STOCK

Name of Stockholder	Number of Shares

Phyllis Redstone	3,085,700

FIRST AMENDMENT TO
VOTING PROXY AGREEMENT

This AMENDMENT TO VOTING PROXY AGREEMENT (this “Amendment”) is entered into as of this 18th day of October, 2006 (“Effective Date”) and amends the Voting Proxy Agreement executed on November 8, 2002 by and between WMS Industries Inc., a Delaware corporation (hereinafter, the “Company”), Phyllis G. Redstone (hereinafter, “Mrs. Redstone”) and Louis J. Nicastro and Neil D. Nicastro, individuals (the “Agreement”).

RECITALS

A.  Louis J. Nicastro has previously resigned as Proxy Holder and Neil D. Nicastro wishes to resign as Proxy Holder.

B. The parties wish to amend the Agreement to replace Neil D. Nicastro with Brian R. Gamache as the sole Proxy Holder.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the parties agree as follows:

1.	DEFINITION OF PROXY HOLDER. The definition of “Proxy Holder” in Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

““Proxy Holder” means Brian R. Gamache, President, Chief Executive Officer, and Director of the Company.”

2.	NOTICES. Section 6.12 of the Agreement is hereby deleted in its entirety and replaced with the following:

“All notices or communications hereunder shall be in writing and sent to the following addresses or at such other addresses as the parties may designate from time to time:

As to the Company:	WMS Industries Inc.
800 South Northpoint Boulevard
Waukegan, IL 60085
Attn: General Counsel
Telecopy No.: (847) 785-3786

As to the Proxy Holder:	Mr. Brian R. Gamache
President and Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Boulevard
Waukegan, IL 60085
Telecopy No.: (847) 785-3787

As to Mrs. Redstone:	Mrs. Phyllis G. Redstone
c/o Leonard L. Lewin, Esq.
Gadsby Hannah LLP
225 Franklin Street
Boston, MA 02110
Telecopy No.: (617) 345-7050”

3.
CONSTRUCTION. Capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement. If any conflict arises between the terms of this Amendment and the terms of the Agreement, this Amendment shall control. Except as otherwise provided in this Amendment, the terms of the Agreement shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which shall constitute an original.

IN WITNESS WHEREOF, the Parties hereto have signed this Amendment effective as of the latest date of execution below.

	/s/ Phyllis G. Redstone	/s/ Neil D. Nicastro
	Phyllis G. Redstone	Neil D. Nicastro
	Date: October 17, 2006	Date: October 18, 2006

WMS Industries Inc., a Delaware corporation

By:	/s/ Kathleen J. McJohn	/s/ Brian R. Gamache
	Print name: Kathleen J. McJohn Title: Vice President, Secretary and General Counsel	Brian R. Gamache
	Date: October 18, 2006	Date: October 17, 2006